CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

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SEC FILE NUMBER
8 - 65277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARDAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, SUITE 2100
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. STEVEN URBACH (646) 465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. Certified Public Accountants
(Name -- *if individual, state last, first, middle name*)

9221 CORBIN AVE., SUITE 165 (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ STEVEN URBACH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CHARDAN CAPITAL MARKETS LLC _____ , as of _____ December 31, 2018 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   _____
                                                    Signature



                                                CEO
                                                Title

                                CLAUDIA TAYLOR
                   NOTARY PUBLIC, State of New York
Notary Public   No. 01TA5068172
                   Qualified in Kings County
                 Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.
- [ ] (q) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Chardan Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 4,225,872
Due from brokers	1,567,082
Syndication fees receivable	1,895,247
Accounts receivable	521,533
Securities owned, at fair value	1,292,145
Property and equipment, net	245,808
Other assets	403,954
TOTAL ASSETS	$ 10,151,641
LIABILITIES & MEMBER'S EQUITY	
Liabilities:	
Accrued compensation and benefits	$ 2,850,813
Accounts payable	764,011
Deferred revenue	463,331
Income tax payable	27,245
Securities sold, not yet purchased, at fair value	4,290
Accrued expenses and other liabilities	847,056
TOTAL LIABILITIES	4,956,746
Member's Equity	5,194,895
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,151,641

The accompanying notes are an integral part of this statement of financial condition.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Chardan Capital Markets, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission "SEC" and is a member of Financial Industry Regulatory Authority "FINRA". The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

    Cash and Concentration of Credit Risk

    Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $3,948,901 as of December 31, 2018. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is not material.

    Property and Equipment

    Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. At December 31, 2018, the Company had a current New York City income tax receivable of $94,350.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations. The Company recognizes interest and penalties in Accrued expenses and other liabilities in the Statement of Financial Condition.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities Transactions

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

4

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not partially or fully collectible. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is released. At December 31, 2018, there is no allowance.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firms, Wedbush Securities Inc. ("Wedbush"), Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Goldman, Sachs & Co. ("Goldman Sachs"). The Company's clearing and execution agreements provide that it's clearing firms credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firms record customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statements were necessary to reflect the trade date basis due to inactivity during the year.

Wedbush, ICBC and Goldman Sachs are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, In such a case, they may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy their customer-related obligations.   Any losses incurred by Wedbush, ICBC and Goldman Sachs will be charged back to the Company.

The Company, in conjunction with Wedbush, ICBC and Goldman Sachs, controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush, ICBC and Goldman Sachs establish margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush, ICBC and Goldman Sachs on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

5

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at month-end rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in Trading and other income (loss) in the Statement of Income.

New Accounting Pronouncements to be adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company expects to adopt the provisions of this guidance on January 1, 2019. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire in June 2024. On January 1, 2019 the Company expects to record a Right of Use Asset in the amount approximately $2,147,000 and an offsetting Lease Liability in the amount approximately $2,161,000.

3.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated discounts to reflect illiquidity on a security by security basis, and an internal pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

There were no changes in the Company's valuation techniques for the year ended December 31, 2018. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less a management estimated liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
Healthcare	35,419	8	178,156	213,583
Financials			386,550	386,550
Technology	60,836		264,123	324,959
Industrials			147	147
Conglomerates			7,319	7,319
Services			6,258	6,258
Energy			50	50
Other		5	264,220	264,225
Total Equity	96,255	13	1,106,823	1,203,091
Warrants				
Financials		13,080	6,215	19,295
Media			1,037	1,037
Healthcare		5,833	17,392	23,225
Technology		4,547	12,678	17,225
Other		20,632	7,639	28,272
Total Warrants	-	44,093	44,961	89,054
Total Assets	96,255	44,106	1,151,784	1,292,145
Liabilities				
Equity				
Other		(4,290)		(4,290)
Total Liabilities	-	(4,290)	-	(4,290)

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2018, there were no warrant transfers from Level 3 into Level 2.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Level 3 Change in Financial Assets and Liabilities

	Equity	Private Warrants
Assets		
Beginning balance	$ 272,753	$ 55,603
Purchases	-	-
Receipts from banking deals	1,570,319	-
Exercised	-	-
Sales	-	-
Unrealized gain (loss)	(736,249)	(10,642)
Noncash compensation	-	-
Conversion	-	-
Transfers into Level 3	-	-
Transfers out of Level 3	-	-
Ending balance	$ 1,106,823	$ 44,961
The total amount of losses for the year included in the Statement of Income attributable to the changes in unrealized gain (loss) relating to assets held at the end of reporting period	$ (736,249)	$ (10,642)

10

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2018.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2018:

Assets	Fair Value at December 31, 2018	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$1,106,823	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	60% (60%)
Investments in private warrants	$44,961	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.05 ($0.03)

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2018:

Computer equipment and software	$ 426,790
Furniture and fixtures	285,964
Leasehold improvements	178,628
Web site	160,000
	1,051,382
Less accumulated depreciation	805,574
	$ 245,808

5.   DUE FROM BROKERS

Amounts receivable from clearing organizations at December 31, 2018, consist of the following and are included in Due from brokers in the Statement of Financial Condition:

Fees and commissions receivable	$	68,689
Receivables from clearing organizations		930,476
Deposits with clearing organizations		567,917
Total	$	1,567,082

6.   COMMITMENT AND CONTINGENCIES

Leases

The Company entered into a lease for office space in New York City on October 22, 2013. On February 27, 2018 the Company amended its existing lease. The amended lease expires on June 30, 2024.

The Company also leased space in New York City on a month by month basis from one of Chardan Securities LLC's owners. This lease was discontinued in February 2018.

At December 31, 2018, the future minimum annual rental commitments under the lease assignment were approximately:

Year Ending December 31,	
2019	$ 451,238
2020	453,486
2021	453,486
2022	453,486
2023	456,774
Thereafter	230,031
Total	$2,498,501

Letter of Credit

The Company was issued a letter of credit of approximately $171,000 as a security deposit required for the Company's office lease. The letter of credit is secured by a money market account, which is restricted and is included in Other assets in the Statement of Financial Condition.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the United States Securities and Exchange Commission "SEC" and FINRA. In May 2018, the Company settled and paid an amount related to a prior year SEC inspection. The full amount paid was accrued and expensed in 2017.

13

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position.

7.   RELATED PARTY TRANSACTIONS

The Company periodically issues non-interest bearing loans to its employees. As of December 31, 2018, there were no amounts outstanding.

8.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,427,060, which was $1,094,718 in excess of its required net capital of $332,342. The Company had a percentage of aggregate indebtedness to net capital of 349% as of December 31, 2018.

9.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wedbush, ICBC and Goldman Sachs. Wedbush, ICBC and Goldman Sachs carry all of the accounts of such customers and maintain and preserve such books and records.

10.   EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2018, $42,857 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

11.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued and no events have been identified which require disclosure or recording in the financial statements.